Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of and Participants in the CBRE 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-116398) on Form S-8 of CBRE Group, Inc., of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the CBRE 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Part IV, line 4i — schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the CBRE 401(k) Plan.

/s/    KPMG LLP

Dallas, Texas

June 26, 2015